FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2008

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on June 12, 2008, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the repurchase of a portion of its own shares.

2.	News release issued on June 26, 2008, by the registrant, announcing that Matsushita shareholders approved name change to “Panasonic Corporation.”

3.	Notice of Resolutions adopted at the 101st ordinary general meeting of shareholders (English translation) issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: July 3, 2008

June 12, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, June 12, 2008 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between May 20, 2008 and June 12, 2008

3.	Aggregate number of shares repurchased: 16,635,000 shares

4.	Aggregate repurchase amount: 39,999,450,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2008:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2008 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 16,635,000 shares

•	Aggregate repurchase amount: 39,999,450,000 yen

(Reference 2)

The number of shares issued and treasury stock as of March 31, 2008:

•	Total number of shares issued (excluding treasury stock): 2,101,117,156 shares

•	Treasury stock: 351,936,341 shares

# # #

FOR IMMEDIATE RELEASE

June 26, 2008

Media Contacts:

Akira Kadota, International PR

    Tel: 03-3578-1237 Fax: 03-3436-6766

Panasonic News Bureau

    Tel: 03-3542-6205 Fax: 03-3542-9018

Matsushita Shareholders Approve Name Change

to “Panasonic Corporation”

Osaka, Japan – Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand products, today announced its shareholders approved a proposal to change the company’s name to “Panasonic Corporation” at its 101st Annual Shareholders’ Meeting that was held today. The change will become effective from October 1, 2008. The name change will also take effect for some of the group companies currently using the names Matsushita or National. The shareholders of each of these companies approved that this move would also become effective from October 1, 2008. In addition, Matsushita announced its ticker symbol change on the New York Stock Exchange from “MC” to “PC” as of October 1, 2008.

The brand changeover from National to Panasonic to be phased-in across Japan commencing October 1, 2008 has started earlier than the original plan, expected to complete within fiscal year 2010 ending March 2010. Currently, the National brand is used for home appliances and housing equipments in Japan.

When it was first established in 1918 the company was known as Matsushita Electric Housewares Manufacturing Works, which was changed to Matsushita Electric Manufacturing Works in 1929. The company has been using the name Matsushita Electric Industrial Co., Ltd. since its incorporation as a joint stock corporation in 1935. While the company used the National and Panasonic brand names over a long period, it decided in 2003 to unify its global brand to Panasonic with the brand slogan “Panasonic ideas for life.”

With this company name change and brand unification, the Panasonic Corporation will celebrate its 90th anniversary this year. The company will bring the achievements accumulated through the three different names of Matsushita, National, and Panasonic, under the one single umbrella name of Panasonic.

The new Panasonic Corporation has renewed its group-wide commitment to putting the company’s management philosophies into practice throughout the world — to enhance its brand value and strive to become a globally excellent company.

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 9.07 trillion yen (approx. US$90.52 billion) for the year ended March 31, 2008. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

A list of the new company names follows.

<New company names of group companies>

Upon the company name change of Matsushita Electric Industrial Co., Ltd., some group companies will change their names effective October 1, 2008.

•	Changes in the names of major group companies

# # #

(TRANSLATION)

June 26, 2008

Matsushita Electric Industrial Co., Ltd.

Dear Shareholders:

Notice of Resolutions adopted at

the 101st Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 101st Ordinary General Meeting of Shareholders held today.

Matters reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 101st fiscal period from April 1, 2007 to March 31, 2008

Reports were duly made regarding the subject matter.

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To partially amend the Articles of Incorporation:

The above bill was approved and passed as proposed, whereby the Company will change its trade name from Matsushita Electric Industrial Co., Ltd. to Panasonic Corporation on October 1, 2008.

Bill No.2:

To elect 19 directors:

Messrs. Kunio Nakamura, Masayuki Matsushita, Fumio Ohtsubo, Susumu Koike, Shunzo Ushimaru, Koshi Kitadai, Toshihiro Sakamoto, Takahiro Mori, Shinichi Fukushima, Yasuo Katsura, Junji Esaka, Hitoshi Otsuki, Ikusaburo Kashima, Ikuo Uno, Hidetsugu Otsuru, Makoto Uenoyama and Masaharu Matsushita were re-elected as directors. Messrs. Masayuki Oku and Masatoshi Harada were newly elected as directors. They all accepted and assumed office.

Messrs. Ikuo Uno and Masayuki Oku are outside directors.

Bill No.3:

To elect 2 corporate auditors:

Mr. Ikuo Hata was re-elected and Mr. Masahiro Seyama was newly elected as corporate auditors. They all accepted and assumed office.

Mr. Ikuo Hata is an outside corporate auditor.

Yours very truly,

Fumio Ohtsubo
President and Director
Matsushita Electric Industrial Co., Ltd.